Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors
SPS Commerce, Inc. 401(k) Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-222438) on Form S-8 of SPS Commerce, Inc. of our report dated June 25, 2025, with respect to the statement of net assets available for benefits of the SPS Commerce, Inc. 401(k) Retirement Savings Plan as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024 and the related notes, and the supplemental schedule, Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2024, which report appears in the December 31, 2024 annual report for Form 11-K of the SPS Commerce, Inc. 401(k) Retirement Savings Plan.

/s/ WIPFLI LLP

Minneapolis, Minnesota
June 25, 2025